SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                             (Amendment No.   9   )

                      Phillips-Van Heusen Corporation
-------------------------------------------------------------------------------
                             (Name of Issuer)

                         Common Stock, $1.00 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   718592108
               ------------------------------------------------
                                 (CUSIP Number)



         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))

                                                 Page 1 of 6 Pages

------------------------                              -------------------------
CUSIP NO. 718592108                  13G                Page  2  of  6  Pages
------------------------                              -------------------------

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1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     PVH Associates Investment Plan Master Trust (F.I.D. 13-3091199)
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2        Check the Appropriate Box if a Member of a Group*
                                                              (a) [  ]
                                                              (b) [  ]
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3    SEC Use Only

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4    Citizenship or Place of Organization

       New York
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                    5    Sole Voting Power

  Number of
                          1,401,647
   Shares           -----------------------------------------------------------
                     6    Shared Voting Power
Beneficially

  Owned By                    0
                    -----------------------------------------------------------
   Each               7    Sole Dispositive Power

 Reporting
                              0
  Person             ----------------------------------------------------------
                      8    Shared Dispositive Power
   With

                              0
-------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned By Each Reporting Person

         1,401,647
-------------------------------------------------------------------------------
10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares*
                                                                      [ ]
-------------------------------------------------------------------------------
11   Percent of Class Represented By Amount in Row 9

        5.23%
-------------------------------------------------------------------------------
12   Type of Reporting Person*
        EP

-------------------------------------------------------------------------------
                   *SEE INSTRUCTION BEFORE FILLING OUT!
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
Item 1(a)      Name of Issuer:

               Phillips-Van Heusen Corporation


Item 1(b)      Address of Issuer's Principal Executive Offices:

               1290 Avenue of the Americas
               New York, New York  10104


Item 2(a)      Name of Person Filing:

               The PVH Associates Investment Plan Master Trust
               (formerly filed under Phillips-Van Heusen
               Corporation Associates Investment Plan) (the
               "Plan").


Item 2(b)      Address of Principal Business Office:

               1290 Avenue of the Americas
               New York, New York  10104


Item 2(c)      Citizenship:

               New York State


Item 2(d)      Title of Class of Securities:

               Common Stock, $1.00 par value per share (the
               "Common Stock")


Item 2(e)      CUSIP Number:

               718592 10 8


Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (f)  [X]  Employee  Benefit Plan,  Pension
                         Fund   which  is   subject   to  the
                         provisions     of    the    Employee
                         Retirement  Income  Security  Act of
                         1974 or Endowment Fund


                          Page  3   of  6  Pages
                               ----    ----

Item 4.        Ownership


     (a)       Amount Beneficially Owned as of December 31, 1995:

                                   1,401,647


     (b)       Percent of Class as of December 31, 1995:

                                      5.23%


     (c) Number of shares as of December 31, 1995 as to which such person has:


                 (i)     sole power to vote or direct the vote*:
                                   1,401,647 shares


                (ii)      shared power to vote or direct the vote:
                                     0


                (iii)      sole power to dispose or to direct the
                           disposition of:
                                      0


                 (iv)       shared power to dispose or direct the
                            disposition of:
                                        0


---------------
*Participants in the Plan may direct the vote of shares of Common Stock held by the Plan with respect to tender or exchange offers subject to section 13(e) or section 14(d) of the Securities Exchange Act of 1934 and matters which, if approved or disapproved, would result in a "change in control" (as defined in the Plan) of the Company.

                         Page  4   of  6  Pages

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person.

               All of the shares of Common Stock held by the Plan are held on behalf of the employees of Phillips-Van Heusen Corporation and its subsidiaries who are participants in The Phillips-Van Heusen Corporation Associates Investment Plan, the PVH Associates Investment Plan For Hourly Associates Who are Residents of the Commonwealth of Puerto Rico and the PVH Associates Investment Plan For Salaried Associates Who are Residents of the Commonwealth of Puerto Rico.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable.


Item 8.        Identification and Classification of Members of the
               Group.

               Not Applicable.


Item 9.        Notice of Dissolution of Group.

               Not Applicable.




                            Page  5   of  6  Pages

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                              SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                      Date February 8, 1996
                                                           -----------------

                             PVH ASSOCIATES INVESTMENT PLAN MASTER TRUST
                             By The Chase Manhattan Bank,
                                    As Trustee



                              By /s/Rose M. Serels
                                 -----------------------------------
                                    Rose M. Serels
                                    Vice-President

                            Page  6   of  6  Pages
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